CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
lazarus.rothstein@cdii.net
October 13, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Parker Morrill
Laura Nicholson

Re:	China Direct Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed December 23,2011
Form 10-K/A for the fiscal year ended September 30, 2010 Filed January 28, 2011
Form 10-Q for the quarterly period ended December 31, 2010 Filed February 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011 Filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011 Filed August 15, 2011
Form 10-Q/A for the quarterly period ended June 30, 2011 Filed September 9, 2011
Response letter dated August 5, 2011
File No. 001-33694

Dear Mr. Schwall:

This letter confirms my telephone conversation of earlier today with Jenifer Gallagher. China Direct Industries, Inc. has requested an extension until October 28, 2011 to respond to the staff’s comment letter dated September 30, 2011. China Direct Industries, Inc. appreciates the courtesy of the staff in providing this extension.

Please feel free to contact me if the staff has any questions regarding this request.

Sincerely,

/s/ Lazarus Rothstein
Executive Vice President and
General Counsel

 cc:            Dr. James (Yuejian) Wang, CEO
 Andrew X. Wang, CFO
 Sherb & Co., LLP